CODA worx

Marketplace for the Public Art Industry

Connecting business sectors within a global and growing industry



Good Fences Make Good Neighbors by UAP, New York



Stationary Figures by Mayer of Munich, New York



Sky's the Limit by Michael Hayden, Chicago

Public Art is Everywhere

Public artworks are the creative heart of the Experience Economy



Sea Change by Jill Anholt, Vancouver



New Haven Botanical Garden of Healing by Svigals + Partners, Connecticut



Public Art Industry

It takes an industry to create a masterpiece

Sculpture: *Havre*

Commissioned by McGill University Health Centre

Artist: Linda Covit
Location: Montreal, CA
Budget: $750,000



Collaborative Team

Lighting Consultant: Jean Laurin
Fabricator: Michel Bernier
Installation: Claude Bernard, Formaviva
Construction: NCK Engineers
Lighting: Blue Hour Designs
Technical Renderings: Plan HB Architects
Structural Engineers: Nicolet, Chartrand, Knoll Ltée

Plus Site Architects, Landscape Architects, and Electricians

3

The Invisible Economy

Multiple business sectors are involved in large-scale commissions



Commissioner: University Hospital, San Antonio
Artist: Ansen Seale

- Artist
- Glass Fabrication
- LED Technology
- Acoustical Engineer
- Installation

Public Art Cycle

From the commissioner to the installer, it takes many collaborators to complete a large-scale artwork project


NEW COMMISSION
BUSINESS SOLUTIONS
MATERIALS + SUPPLIES
FLOORING SOLUTIONS
LIGHTING SOLUTIONS
ENGINEERING
FOUNDRIES + FABRICATION
TECHNOLOGY SOLUTIONS
EXPERIENTIAL SERVICES
VIDEO SERVICES
INSTALLATION
GLASS FABRICATION + MANUFACTURING
FINISHED ARTWORK

CODAworx Marketplace

All of the players come together on one platform –

Fostering connections that lead to transactions


PUBLIC ART AGENCY
ART CONSULTANT
CORPORATE NEEDS
ARCHITECT DESIGNER
COMMISSIONERS
REAL ESTATE DEVELOPER
ARTIST
CODA worx
TOURISM ENDEAVORS
CREATIVES
FABRICATOR
ECONOMIC DEVELOPMENTS
TECHNOLOGY COMPANY
LIGHTING COMPANY
ENGINEER
MEDIA SERVICES

Fueled by new money driving industry growth

Investment Strategy

Leverage two existing assets to propel revenue growth and profitability

Expansion of the lucrative **CODAsummit** event model

Largest collection of industry data in **CODAworx Project Library** and other platform features



Phoenix Light Passage by James Carpenter, Phoenix, Arizona




CODA
SUMMIT



CODAsummit

Key industry conference with strong revenue growth

ATTENDANCE REVENUE:



2021 to 2022
30% increase

2022 to 2023
29% increase projected*

SPONSORSHIP REVENUE:



2021 to 2022
48% increase

2022 to 2023
42% increase projected*

**These charts contain forward looking statements which cannot be guaranteed.*

Sponsors are key players in the industry:

THE ACRONYM FUND

BARCO

EPSON® EXCEED YOUR VISION

Panasonic CONNECT

SNA DISPLAYS™

Leveraging the CODAsummit Model

New in 2024:
spring conference that expands the circle of experience

CODAsummit: Design + Art + Experience

Introduction to **experiential art and artists** for:

- architects
- landscape architects
- designers
- real estate developers

Talks underway with potential partners/sponsors

Investments in operational staff and promotion



Oscillation to the Edge, live performance by Maria Finkelmeier

The CODAworx Project Library

Members post projects online, each with 12 data points

CODA worx
Collaboration of Design + Art


CODA worx
Search by Person, Artwork or Keyword
Projects + People
Awards + Events
Commissioner Resources
Artist Resources
Sign-Up
The CODAworx Project Library
Access a global database of collaborative projects that demonstrate the successful integration of art into architectural, interior, or public spaces. When you click on a project, you can message the submitter directly. Join CODAworx and publis h your project now.
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Filters
CLEAR ALL
Search 8824 Projects by keyword
Sort by:
Featured
Type of Artwork
Architectural Glass
Architectural Wall
Architectural Metal
Architecture
Commemorative
Data Visualization
Donor Recognition
Experiential
Flooring
Fountains/Water Features
Furniture
Infrastructure
Interactive
Landscape
Light Art
Lighting
Mosaics + Ceramics
Murals
Other
Projection Mapping
Sculpture: Abstract
Sculpture: Figurative
Suspended Sculpture
Video
Wall Art
Budget
$0 — $25,000
$25,000 — $75,000
$75,000 — $150,000
$150,000 — $250,000
$250,000 and up
Setting
Lacrima Sol (Crying Sun)
Submitted by Rosanna Scimeca
Site-specific artwork created for Burning Man (2003). Theme-based work related to the event's theme 'Beyond Belief' ...Read More
Constellations
Submitted by Nataly Gattegno
Constellations is a dynamic and immersive artwork animated by flowing patterns and algorit... Read More
Endless Miles
Submitted by Rosanna Scimeca
Site-specific artwork created for Burning Man (2003). Theme-based work related to the event's theme 'Beyond Belief'...Read More
Barbara Walker Crossing
Submitted by Rosanna Scimeca
From 1967 to 1977 La Raza newspaper provided a voice to the Chicano Rights movement as it ...Read More

9,208

Projects posted

$4 Billion+

Value of Projects,
+ multiplier effect!

Searchable by:

- Types of Artwork
- Budget
- Artist Commissioned
- Commissioning Agent
- Purpose/Theme
- Location of Project

Leveraging the Project Library

Creating a data warehouse of valuable industry information

CODA worx
Collaboration of Design + Art

With data collected from 9,000+ projects in 93 countries, CODAworx has amassed a dataset about the public art industry that has greater depth and breadth than any other source.

THIS IS WHAT WE KNOW:

1 Who Buys

We know **who the most active buyers** are. Where they are **located** and the types of facilities they are buying for.

2 What Sells

We know **when** art sells. We know **the type** of art that is commissioned. We know **where** it is installed.

3 Who Collaborates

We know who the **artists** are. We know who the **buyers** are. We know who the **fabricators** are. We know who the **architects** are.

4 What it Costs

We know the **budgets.**

All the players need industry data:

- Commissioners need data to justify more commission $$$
- Artists need data to understand where the $$$ are flowing
- Fabricators and service providers need data to understand customers and industry trends
- Major technology companies need data they have come to expect from growth industries
- THE WORLD needs to understand the size, strength and growth potential of the public art industry



FLOW by Nohlab, Istanbul, Turkey

How to Deliver the Data

Products to serve a wide range of customers

- Annual survey to demonstrate a **bankable, growing industry**
- Online access to **data and research** for upgraded members, driving increased membership revenue
- **Business information and case studies** for corporate and government customer segments (e.g. healthcare, real estate development, tourism, city planning)
- Business information sold through **segment partners** (e.g., trade associations and publications in commissioning segments)
- Research sold to **business information aggregators** (e.g., Bloomberg, McKinsey, construction industry data aggregators)


BARRIER TAPE by SpY Studio, Amsterdam, Netherlands

Next steps:

Invest in technology and people

- **Proof-of-concept project** using Chat AI to mine insights and trends from Project Library already underway with technology partner
- IT infrastructure for **data warehouse** planned and budgeted
- Initial **products/services** budgeted and revenue projected
- **Fill talent needs**: technical, content creation, marketing

Growth Highlights

2022 vs 2021

- 79% growth in revenue
- 112% growth in events revenue driven by corporate sponsorships
- 30% growth in total projects published
- 19% growth in web traffic
- 65% growth in RFPs listed on CODAworx

As of end of Q1 2023

- 9,208 projects posted on CODAworx
- $4,046,714,921 USD in total project value on CODAworx
- 15,993 registered members
- Over 17 million impressions and 435,000 engagements on social media

CODAworx:

Success building multiple revenue streams

New revenue source: data services & publications



Data & Publications
Events
Targeted Marketing
RFP Products + Services
Membership
$1,200,000.00
$1,000,000.00
$800,000.00
$600,000.00
$400,000.00
$200,000.00
$0.00
2021
2022
2023*
2024*

**This chart contains forward looking statements which cannot be guaranteed.*

Proven Leadership Team

CODA worx
Collaboration of Design + Art



Sally Kraus
Director of Member Services

Spent years producing television commercials prior to finding her way to the arts. She has spent the last 20 years working closely with artists, helping them develop careers. She has a degree in Radio, TV & Film from the University of Wisconsin - Madison and a M.A. in communications from the Annenberg School of Communications at USC.



Suzanne Ball
Director of Art Partnerships

Veteran bus dev professional, Suzanne aligns corporate clients with branding opportunities at CODAsummit, CODAmagazine, CODAawards and other company programs. She also directs RFP programs and services, facilitating artist calls and working with commissioners throughout the commissioning process.



Toni Sikes
Co-Founder & CEO

has extensive experience as an entrepreneur, having worked in venture capital and investment banking, and founded two previous art world companies. In 1998, Sikes founded The Guild, a pioneer eCommerce company that brought the work of artists directly to consumers.

Sikes raised capital from Silicon Valley, New York and London, with Benchmark Capital as the lead investor. The Guild was acquired by Ashford.com, a public company.

She holds and BA in Mathematics from the University of Alabama, and an MS in Market Research from the University of Wisconsin-Madison.



Matt Peterson
Strategic Advisor

Has led businesses delivering digital tools and services to creative professionals ranging from design engineers to architects to VFX artists. Founded a company to deliver business information and services to an emerging industry.

STAFF

7 Full-Time
3 Part-Time

Headquartered in Madison WI

Investment Opportunity

Raising $400,000

Use of Proceeds:

Use CODAsummit model to launch spring event focused on *Design + the Experience Economy*

Create data warehouse to deliver industry business information products and services

Previously raised

$3.4 million prior to 2019

$325,000 loan from WI Economic Development Corporation

$250,000 loan from SBA


CODA worx
Invest in a dynamic and growing industry
Join an engaged community of brilliant creative professionals
Champion the leader of a data-driven global industry
Help make public art happen around the world

DATA by SpY Urban Art, Madrid, Spain